[Vanguard Ship Logo/R/]

                                                     P.O. Box 2600
                                                     Valley Forge, PA 19482-2600

                                                     610-669-1538
                                                     Judy_L_Gaines@vanguard.com


March 3, 2009


Christian Sandoe, Esq.
U.S. Securities & Exchange Commission via electronic filing
100 F Street, N.E.
Washington, DC  20549

RE:      Vanguard Fenway Funds
         File No. 33-19446

Dear Mr. Sandoe,

         The following summarizes our discussion this morning regarding your comments to Post-effective Amendment No. 49 of Vanguard Fenway Funds' registration statement. The Post-Effective Amendment was filed on January 16, 2009.

Vanguard Growth Equity Fund (the "Fund")
----------------------------------------

Comment 1:        Prospectus - Primary Investment Strategy
----------------------------------------------------------
Comment:          Please include the Fund's policy to invest at least 80% of its assets in equity securities in the Item 2 disclosure as well as the Item 4 disclosure.

Response:         While the Fund does have such a policy, we do not plan to
                  include related disclosure in the risk/return summary. Since that placement is not required by Form N-1A, we prefer to keep the 80% policy in our Item 4 disclosure.

Comment 2:        Prospectus - Market Exposure
----------------------------------------------
Comment:          The disclosure in the first paragraph of the Market Exposure section differs from the Item 2 disclosure. Is the difference intentional?

Response:         The difference in the disclosure was unintentional.  We will modify the Item 4 disclosure to better reflect the Item 2 disclosure.

Comment 3:        Prospectus - Investing in ETFs
------------------------------------------------
Comment:          The disclosure states that the Fund may invest a small portion of its assets in shares of exchange-traded funds ("ETFs").
                  Please confirm that aggregate expenses attributable to the cost of investing in ETFs will not exceed 0.01% of the average net assets of the Fund.

Response:         Aggregate expenses attributable to investing in ETFs are not expected to exceed 0.01% of the average net assets of the Fund. Accordingly, a separate line item representing acquired fund fees and expenses is not required to be included in the
                  Item 2 fee table for the Fund.

Comment 4:        Prospectus - Temporary Investment Measures
------------------------------------------------------------
Comment:          If the Fund invests using "temporary investment measures," how does it meet the requirements of Rule 35d-1 under normal market conditions? The names rule provides for "temporary defensive measures," but not for "temporary investment measures."

Response:         In Release No. IC-24828 (the "Names Rule Release"), the SEC
                  states that:
                  `...[The names] rule, as adopted, will require investment
                  companies to comply with the 80% investment requirement "under normal circumstances.... The "under normal circumstances"
                  standard will provide funds with flexibility to manage their portfolios, while requiring that they would normally have to comply with the 80% investment requirement. This standard will permit investment companies to take "temporary defensive positions" to avoid losses in response to adverse market, economic, political, or other conditions. In addition, it will permit investment companies to depart from the 80% investment requirement in other limited, appropriate circumstances, particularly in the case of unusually large cash inflows or redemptions.' [emphasis added]

                  The Names Rule Release permits a fund to enter into temporary investments that depart from the fund's normal investment policies and strategies for temporary defensive positions as well as other limited circumstances. Accordingly, we have incorporated this concept in the "Temporary Investment Measures" section of the Fund's prospectus. The Fund is permitted to "temporarily depart from its normal investment policies and strategies when doing so is believed to be in the Fund's best interest, so long as the alternative is consistent with the Fund's investment objective." This would include situations "...when the fund receives large cash flows that it cannot prudently invest immediately," as clearly permitted in the Names Rule Release. Since the "Temporary Investment Measures" section of the Fund's prospectus is in line with the Names Rule Release, we do not plan to amend the disclosure.
..

Comment 5:        Tandy Requirements
------------------------------------
As required by the SEC, the Fund acknowledges that:
          o The Fund is responsible for the adequacy and accuracy of the disclosure in the filing.
          o Staff comments or changes in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.
          o The Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         Please contact me at (610) 669-1538 with any questions or comments regarding the above responses. Thank you.

Sincerely,


Judith L. Gaines
Associate Counsel
Securities Regulation, Legal Department